January 21, 2025

VIA EMAIL AND EDGAR

Christina Chalk and David Plattner

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Air Products & Chemicals, Inc.

Dear Ms. Chalk and Mr. Plattner:

We are writing on behalf of our client, Mantle Ridge LP (“Mantle Ridge”), in response to Ms. Chalk’s telephonic question on January 19, 2025 as to whether Eduardo Menezes should be deemed a participant in Mantle Ridge’s solicitation of proxies with respect to the 2025 annual meeting of shareholders (the “Annual Meeting”) of Air Products and Chemicals, Inc. (the “Company”) to be held on January 23, 2025. We do not believe that Mr. Menezes should be considered a “participant” in Mantle Ridge’s solicitation, since, in our view, Mr. Menezes does not fall under any category of “participant” identified in Instruction 3 to Item 4 and Item 5 of 17 CFR § 240.14a-101. Among other things, Mr. Menezes is not a nominee for election to the board of directors of the Company, owns none of the securities of the Company, is providing no financing or economic support for Mantle Ridge’s solicitation, and has made no request for proxies from any stockholder in support of Mantle Ridge’s solicitation. Moreover, Mantle Ridge does not believe the concept of “solicitation” should be interpreted so broadly as to arguably infringe upon Mr. Menezes’ First Amendment rights, particularly where, as here, Mr. Menezes is defending himself against public attacks by the Company, which has inappropriately called into question his ability to serve as a CEO of a public company and has sought to misrepresent and disparage his experience, including the reason for his separation from Linde plc and the scope of his work over his career. As discussed, Mantle Ridge is, however, willing to publicly disclose on a supplementary basis information concerning Mr. Menezes that would be required to be disclosed if he were deemed a participant in Mantle Ridge’s solicitation, most of which information is already in the public domain.

Please do not hesitate to contact me at (212) 504-5757 with any questions or further comments you may have or if you wish to discuss the above.

Sincerely,

/s/ Richard Brand
Richard Brand, Esq.

Via e-mail:

cc:	Stephen Fraidin, Cadwalader, Wickersham & Taft LLP
Gregory P. Patti, Jr., Cadwalader, Wickersham & Taft LLP